Greensfelder, Hemker & Gale, P.C.
2000 Equitable Building
10 South Broadway
St. Louis, Missouri 63102-1612



June 19, 2001


Todd Shipyards Corporation
1801 16th Avenue SW
Seattle, Washington 98134-1089


Gentlemen:

We have acted as your counsel in connection with various matters in connection with the Todd Shipyards Corporation Incentive Stock Compensation Plan (the "Plan") and the related registration under the Securities Act of 1933 of an additional 500,000 shares of the Common Stock, $.01 par value, authorized for issuance pursuant to such Plan as authorized by the Stockholders at the annual meeting held September 11, 2000. In connection therewith, we have reviewed the actions of the Board of Directors of Todd Shipyards Corporation (the "Company") in adopting the Plan and in the issuance of options currently outstanding under the Plan together with the ratification of the adoption of the Plan by the Company's stockholders.

Based thereon and upon a review of such other matters as we deem necessary or appropriate, we are of the opinion that the shares of the Company's Common Stock, upon issuance and delivery in accordance with the terms of the Plan (including the payment to the Company of any exercise price due in connection with the grants of options or other awards under the terms of the Plan), will be duly authorized and issued and fully paid and non-assessable. We consent to the filing of this opinion as an Exhibit to the Registration Statement on Form S-8.

Very truly yours,



Greensfelder, Hemker & Gale, P.C.
By:  Charles E.H. Luedde